Roscoe Postle Associates Inc.

Suite 501, 55 University Avenue, Toronto, ON M5J 2H7
T (416) 947-0907 F (416) 947-0395
www.rpacan.com

RPA

CONSENT OF EXPERT

March 31, 2011

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

MAG Silver Corp. (the "Company")

I, David A. Ross, M.Sc., P.Geo., refer to the annual information form of the Company dated March 31, 2011 (the "**AIF**") and the technical reports (the "Technical Reports"), which I have prepared for the Company:

- Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico, dated January 14, 2011.
- Technical Report on the Pozo Seco Mineral Resource Estimate, Cinco de Mayo Project, Chihuahua, Mexico, dated September 10, 2010.

Pursuant to Section 8.3 of National Instrument 43-101 – "*Standards of Disclosure for Mineral Projects*" this letter constitutes the consent of the undersigned to the reference in the AIF to extracts from, and a summary of, the Technical Report.

I confirm that I have read the AIF, and I have no reason to believe that there are any misrepresentations in the information contained in it that are derived from the Technical Reports or within my knowledge as a result of the services performed by me in connection with the preparation of the Technical Reports.

(Signed) "*David A. Ross*"

David A. Ross, M.Sc., P.Geo.